

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2012

Via E-mail
David Lichtenstein
Lightstone Value Plus Real Estate Investment Trust II, Inc.
c/o The Lightstone Group
1985 Cedar Bridge Avenue
Lakewood, NJ 08701

> **Re:** **Lightstone Value Plus Real Estate Investment Trust II, Inc.**
> **Post-effective amendment no. 7 to Form S-11**
> **Filed April 27, 2012**
> **File No. 333-151532**

Dear Mr. Lichtenstein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us an analysis as to how the following communication complies with Section 5(b)(1) of the Securities Act:

    - "Lightstone Value Plus REIT II, Inc. Investing Opportunistically to Create Long-Term Value" Investor Presentation, which is located at www.iconinvestments.com/uploads/Lightstone-REIT-II%20Presentation-To-Be-Used-with-Prospectus.pdf

    We note that sales literature must be accompanied or preceded by a Section 10(a) prospectus.

David Lichtenstein
Lightstone Value Plus Real Estate Investment Trust II, Inc.
April 27, 2012
Page 2

<u>Risk Factors, page 22</u>

<u>Distributions paid from source other than our cash flow from operations, particularly from proceeds of this offering . . . , page 23</u>

2.   In future quarterly updates to the prospectus, please update this risk factor to quantitatively discuss any shortfall in distribution coverage and include it as a summary risk factor in the base prospectus or sticker supplement.

<u>Funds from Operations and Modified Funds from Operations, page 157</u>

3.   We note your tabular disclosure immediately following footnote (5) on page 162. In the final prospectus filed pursuant to Rule 424(b), please move this disclosure to either your distribution or dilution sections.

4.   We note your disclosure regarding distributions paid for the year ended December 31, 2011 as compared to FFO for the year ended December 31, 2011. In the final prospectus filed pursuant to Rule 424(b), please move this disclosure to your distribution section.

<u>Sales Literature, page 216</u>

5.   We note that the aforementioned sales material was not submitted to us for review. Please undertake that you will provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Peter M. Fass, Esq.